SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of May, 2001


                                 AMDOCS LIMITED

                           Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


           FORM 20 F  X                     FORM 40 F
                     ---                             ---


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)


           YES                              NO   X
               -----                           -----

          On May 30, 2001, Amdocs Limited ("Amdocs") announced the completion of the private placement of $500,000,000 of its 2% Convertible Notes due 2008 (the "Notes") pursuant to Rule 144A of the Securities Act of 1933, as amended. A copy of the press release announcing the closing of the private placement of the Notes is attached hereto as Exhibit 99.1 and is incorporated by reference herein in its entirety. The Notes were issued pursuant to an Indenture dated as of May 30, 2001 between Amdocs and United States Trust Company of New York, as Trustee. A copy of the Indenture is attached hereto as Exhibit 4.1 and is incorporated by reference herein in its entirety. Amdocs granted Goldman, Sachs & Co., the initial purchaser of the Notes, a 30-day option to purchase an additional $100,000,000 aggregate principal amount of the Notes to cover over-allotments. The Notes are convertible into Ordinary Shares of Amdocs at a conversion price of $92.09 per share. Amdocs also entered into a Registration Rights Agreement dated as of May 30, 2001 with Goldman, Sachs & Co. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4.2 and is incorporated by reference herein in its entirety. Pursuant to the terms of the Registration Rights Agreement, Amdocs has agreed to file a registration statement for the resale of the Notes and Ordinary Shares issuable upon conversion of the Notes within 90 days after the closing of the offering.


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



                                    EXHIBITS

EXHIBIT
  NO.      DESCRIPTION
-------    -----------

4.1 Indenture dated as of May 30, 2001 between Amdocs and United States Trust Company of New York.

4.2 Registration Rights Agreement dated as of May 30, 2001, by and among Amdocs and Goldman, Sachs & Co.

99.1       Amdocs Press Release dated May 30, 2001.







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



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     AMDOCS LIMITED


Date: May 31, 2001                   By:   /s/ Thomas G. O'Brien
                                        ----------------------------------------
                                     Thomas G. O'Brien
                                     Treasurer and Secretary
                                     Authorized U.S. Representative






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


                                  EXHIBIT INDEX


EXHIBIT
  NO.      DESCRIPTION
-------    -----------

4.1 Indenture dated as of May 30, 2001 between Amdocs and United States Trust Company of New York.

4.2 Registration Rights Agreement dated as of May 30, 2001, by and among Amdocs and Goldman, Sachs & Co.

99.1       Amdocs Press Release dated May 30, 2001.








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